

Mail Stop 3720

February 15, 2008

Mr. Serkan Okandan, Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 71
34430 Tepebasi, Istanbul, Turkey

      RE: **Turkcell Iletisim Hizmetleri A.S.**
            Form 20-F for the fiscal year ended December 31, 2006
            Filed April 23, 2007
            File No. 1-15092

Dear Mr. Okandan:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director